Via Facsimile and U.S. Mail

August 20, 2010

Conan R. Deady
Corporate Vice President, General Counsel and Secretary
Idexx Laboratories, Inc.
One Idexx Drive
Westbrook, Maine 04092

Re: Idexx Laboratories, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed February 19, 2010
     File Number: 000-19271

Dear Mr. Deady:

     We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director